UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Amendment No. 1

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Guinness Nigeria plc

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Nigeria

(Jurisdiction of Subject Company’s Incorporation or Organization)

Guinness Nigeria plc

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Rotimi Odusola

Company Secretary

Guinness Nigeria plc

24, Oba Akran Avenue

Ikeja

Lagos, Nigeria

Telephone: +2349035210038

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Tara Hunt

General Counsel

Diageo North America, Inc.

801 Main Avenue

Norwalk, CT 06851

Telephone: +1 203 229 7132

April 4, 2017

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.

I.3	Announcement, dated September 29, 2017, by Stanbic IBTC Capital on behalf of Guinness Nigeria plc (“GN”) relating to the results of GN’s rights issue of 684,494,631 ordinary shares of 50 kobo each (the “Offer”).

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included in the announcement included herein as Exhibit I.3.

PART II. INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III — CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by GN with the Securities and Exchange Commission concurrently with the furnishing of Form CB on April 4, 2017.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUINNESS NIGERIA PLC

By:	/s/ Rotimi Odusola
Name:	Rotimi Odusola
Title:	Company Secretary

Date:     6th day of October, 2017

By:	/s/ Ronald Plumridge
Name:	Ronald Plumridge
Title:	Finance and Strategy Director

Date:     6th day of October, 2017